Consolidated Statements of Operations

	For the three months ended		For the six months ended
	June 30		June 30

(Canadian $ in millions unless otherwise stated and per share data, unaudited)	2003	2002	2003	2002

Revenue
Premium income	$2,598	$2,668	$5,438	$5,188
Investment income	1,186	924	2,271	2,041
Other revenue	372	371	733	748

Total revenue	$4,156	$3,963	$8,442	$7,977

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$745	$879	$1,526	$1,620
Maturity and surrender benefits	832	1,014	1,745	2,200
Annuity payments	305	326	622	646
Policyholder dividends and experience rating refunds	215	237	427	446
Net transfers to segregated funds	265	171	366	606
Change in actuarial liabilities	252	(126)	731	(455)
General expenses	629	592	1,263	1,205
Commissions	317	310	625	614
Interest expense	63	59	125	113
Premium taxes	31	28	60	56
Non-controlling interest in subsidiaries	19	19	38	38
Trust preferred securities issued by subsidiaries	14	16	30	33

Total policy benefits and expenses	$3,687	$3,525	$7,558	$7,122

Income before income taxes	$469	$438	$884	$855
Income taxes	(82)	(95)	(159)	(178)

Net income	$387	$343	$725	$677

Net income (loss) attributed to participating policyholders	$1	$(1)	$3	$(2)

Net income attributed to shareholders	$386	$344	$722	$679

Net income	$387	$343	$725	$677

Weighted average number of common shares outstanding (in millions)	463	483	463	483
Weighted average number of diluted common shares outstanding (in millions)	466	487	466	486
Basic earnings per common share	$0.83	$0.71	$1.56	$1.41
Diluted earnings per common share	$0.83	$0.71	$1.55	$1.40

     The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Balance Sheets

As at	June 30	December 31	June 30
(Canadian $ in millions, unaudited)	2003	2002	2002

ASSETS
Invested assets
Bonds	$42,264	$46,677	$46,183
Mortgages	9,520	9,294	8,379
Stocks	6,724	6,898	6,835
Real estate	3,780	3,570	3,298
Policy loans	4,456	4,939	4,668
Cash and short-term investments	5,899	5,143	4,248
Other investments	1,222	1,041	1,031

Total invested assets	$73,865	$77,562	$74,642

Other assets
Accrued investment income	$860	$1,010	$966
Outstanding premiums	462	558	546
Future income taxes	12	132	287
Goodwill	556	634	609
Miscellaneous	1,131	1,299	1,234

Total other assets	$3,021	$3,633	$3,642

Total assets	$76,886	$81,195	$78,284

Segregated fund net assets	$60,966	$58,831	$56,906

LIABILITIES AND EQUITY
Actuarial liabilities	$51,791	$56,397	$53,959
Benefits payable and provision for unreported claims	2,266	2,693	2,367
Policyholder amounts on deposit	2,487	2,835	2,729
Deferred realized net gains	3,371	3,297	3,288
Banking deposits	1,889	1,437	1,315
Other liabilities	3,009	2,499	2,677

	$64,813	$69,158	$66,335

Subordinated debt	1,352	1,436	1,400
Non-controlling interest in subsidiaries	1,054	1,059	1,070
Trust preferred securities issued by subsidiaries	681	794	763
Equity
Participating policyholders’ equity	95	92	98
Shareholders’ equity
Common shares	598	596	620
Preferred shares (note 3)	344	—	—
Contributed surplus	7	—	—
Shareholders’ retained earnings	7,942	8,060	7,998

Total equity	$8,986	$8,748	$8,716

Total liabilities and equity	$76,886	$81,195	$78,284

Segregated fund net liabilities	$60,966	$58,831	$56,906

     The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Equity

(Canadian $ in millions, unaudited)	Participating
For the six months ended June 30	Policyholders	Shareholders	2003	2002

Operating retained earnings
Balance, January 1	$92	$7,723	$7,815	$7,392
Net income	3	722	725	677
Shareholder dividends	—	(167)	(167)	(135)
Transfer of participating policyholders’ retained earnings from acquisition	—	—	—	38

Balance, June 30	$95	$8,278	$8,373	$7,972

Currency translation account
Balance, January 1	$—	$337	$337	$287
Change during the period	—	(673)	(673)	(163)

Balance, June 30	$—	$(336)	$(336)	$124

Total retained earnings	$95	$7,942	$8,037	$8,096

Contributed surplus
Balance, January 1	$—	$—	$—	$—
Change during the period	—	7	7	—

Balance, June 30	$—	$7	$7	$—

Preferred shares
Preferred shares issued (note 3)	$—	$350	$350	$—
Issuance costs, net of tax	—	(6)	(6)	—

Balance, June 30	$—	$344	$344	$—

Common shares
Balance, January 1	$—	$596	$596	$614
Common shares issued on exercise of options	—	2	2	6

Balance, June 30	$—	$598	$598	$620

Total equity	$95	$8,891	$8,986	$8,716

     The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Cash Flows

	For the three months ended		For the six months ended
(Canadian $ in millions, unaudited)	June 30		June 30

	2003	2002	2003	2002

Operating activities

Operating cash inflows
Premiums and annuity considerations	$2,623	$2,657	$5,534	$5,125
Investment income received	1,135	984	2,229	2,103
Other revenue	372	371	733	748

Total operating cash inflows	$4,130	$4,012	$8,496	$7,976

Operating cash outflows
Benefit payments	$2,126	$2,332	$4,326	$4,520
Insurance expenses and taxes	1,082	1,012	2,143	1,973
Dividends paid to policyholders	215	237	427	446
Net transfers to segregated funds	265	171	366	606
Change in other assets and liabilities	(333)	(358)	(624)	(143)

Total operating cash outflows	$3,355	$3,394	$6,638	$7,402

Cash provided by operating activities	$775	$618	$1,858	$574

Investing activities
Purchases and mortgage advances	$(8,434)	$(10,770)	$(19,711)	$(24,270)
Disposals and repayments	7,814	10,106	17,728	22,836
Cash received from acquisition of business, net of cash paid	—	—	—	(103)

Cash used in investing activities	$(620)	$(664)	$(1,983)	$(1,537)

Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$546	$(375)	$770	$(165)
Banking deposits, net	123	373	452	546
Shareholder dividends	(84)	(67)	(167)	(135)
Borrowed (repaid) funds, net	—	—	(1)	(1)
Common shares issued on exercise of options	1	1	2	6
Preferred shares issued, net (note 3)	344	—	344	—

Cash provided by (used in) financing activities	$930	$(68)	$1,400	$251

Cash and short-term investments
Increase (decrease) during the period	$1,085	$(114)	$1,275	$(712)
Currency impact on cash and short-term investments	(260)	(14)	(509)	(25)
Balance, beginning of period	4,849	4,152	4,908	4,761

Balance, June 30	$5,674	$4,024	$5,674	$4,024

Composition of cash and short-term investments

Beginning of period
Gross cash and short-term investments	$5,112	$4,427	$5,143	$4,995
Net payments in transit, included in other liabilities	(263)	(275)	(235)	(234)

Net cash and short-term investments, beginning of period	$4,849	$4,152	$4,908	$4,761

End of period
Gross cash and short-term investments	$5,899	$4,248	$5,899	$4,248
Net payments in transit, included in other liabilities	(225)	(224)	(225)	(224)

Net cash and short-term investments, June 30	$5,674	$4,024	$5,674	$4,024

     The accompanying notes are an integral part of these interim consolidated financial statements.

Segregated Funds
Consolidated Statements of Net Assets

As at	June 30	December 31	June 30
(Canadian $ in millions, unaudited)	2003	2002	2002

Investments, at market values
Bonds	$3,738	$3,698	$2,737
Stocks	53,704	51,014	50,795
Mortgages	—	26	4
Cash and short-term investments	3,509	4,119	3,465
Accrued investment income	5	10	10
Other assets (liabilities), net	10	(36)	(105)

Total segregated fund net assets	$60,966	$58,831	$56,906

Composition of segregated fund net assets:
Held by Policyholders	$60,693	$58,450	$56,476
Held by the Company	273	381	430

Total segregated fund net assets	$60,966	$58,831	$56,906

Segregated Funds
Consolidated Statements of Changes in Net Assets

	For the three months ended		For the six months ended
(Canadian $ in millions, unaudited)	June 30		June 30

	2003	2002	2003	2002

Additions
Deposits from policyholders	$4,196	$4,223	$8,703	$9,109
Net realized and unrealized investment gains (losses)	5,622	(6,037)	3,939	(6,020)
Interest and dividends	410	389	669	631
Net transfers from general fund	265	171	366	606
Funds assumed and acquired	—	—	—	40
Currency revaluation	(3,947)	(2,322)	(7,472)	(2,316)

Total additions (reductions)	$6,546	$(3,576)	$6,205	$2,050

Deductions
Payments to policyholders	$1,879	$1,980	$3,655	$3,904
Management and administrative fees	209	226	415	446

Total deductions	$2,088	$2,206	$4,070	$4,350

Net addition (reduction) to segregated funds for the period	$4,458	$(5,782)	$2,135	$(2,300)
Segregated fund net assets, beginning of period	56,508	62,688	58,831	59,206

Segregated fund net assets, June 30	$60,966	$56,906	$60,966	$56,906

     The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the Summary Consolidated Financial Statements

(Canadian $ in millions unless otherwise stated, unaudited)

NOTE 1   Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company, a Canadian life insurance company.

These summary consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the accounting requirements of the Superintendent of Financial Institutions (Canada) (“OSFI”), except that these unaudited financial statements do not include all of the disclosures required for annual financial statements. None of the accounting requirements of OSFI is an exception to accounting principles generally accepted in Canada. The significant accounting policies followed in the preparation of these interim summary Consolidated Financial Statements are consistent with those found in the 2002 Annual Report and should be read in conjunction with the 2002 Annual Report.

NOTE 2   New and Future Accounting Changes

The Canadian Institute of Chartered Accountants issued Accounting Guideline 14, “Disclosure of Guarantees,” in February 2003 effective for financial statements of interim and annual periods commencing on or after January 1, 2003. The Guideline clarifies disclosure requirements for certain guarantees. The adoption of this Guideline did not have a significant impact on the Company’s financial position or results of operations.

NOTE 3   Preferred Share Issuance

On June 19, 2003, MFC issued 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10% per share. With regulatory approval, the shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder to MFC common shares, subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

NOTE 4   Stock-Based Compensation

Effective January 1, 2003, the Company (MFC and its subsidiaries) changed its accounting policy on a prospective basis for stock options granted to employees on or after January 1, 2002, from the intrinsic value method to the fair value method, and recorded an additional compensation expense of $4 and $7 during the three and six months ended June 30, 2003, respectively.

As at June 30, 2003, there were 14 million outstanding stock options and deferred share units.

During the first quarter, the Company established a new Restricted Share Unit (“RSU”) plan and granted 969 thousand RSUs to certain eligible employees. RSUs represent phantom common shares of MFC that entitle a participant to receive payment equal to the market value of the same number of common shares at the time the RSUs vest. RSUs vest and are paid out in three years and the related compensation expense is recognized over the period. Compensation expense related to RSUs was $3 and $4 for the three and six months ended June 30, 2003, respectively.

NOTE 5   Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, group life and health insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada and Asia. The Company also offers reinsurance services, primarily life and accident reinsurance, and provides investment management services with respect to the Company’s general fund assets, segregated fund assets and mutual funds and, in Canada and Asia, to institutional customers.

The Company’s business segments include the U.S., Canadian, Asian, Japan and Reinsurance divisions. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its business pertains.

By segment

	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
For the three months ended June 30, 2003	Division	Division	Division	Division	Division	& Other	Total

Revenue
Premium income
Life and health insurance	$497	$667	$357	$323	$177	$—	$2,021
Annuities and pensions	330	222	25	—	—	—	577

Total premium income	$827	$889	$382	$323	$177	$—	$2,598
Investment income	444	490	87	35	55	75	1,186
Other revenue	244	68	32	7	14	7	372

Total revenue	$1,515	$1,447	$501	$365	$246	$82	$4,156

Interest expense	$4	$22	$9	$—	$1	$27	$63

Income (loss) before income taxes	$153	$162	$79	$31	$70	$(26)	$469
Income taxes	(42)	(39)	(3)	(6)	(19)	27	(82)

Net income	$111	$123	$76	$25	$51	$1	$387

Amortization of realized and unrealized net gains	$41	$66	$9	$6	$1	$38	$161

Segregated fund deposits	$3,383	$381	$242	$190	$—	$—	$4,196

As at June 30, 2003

Actuarial liabilities	$20,084	$18,669	$3,907	$7,727	$890	$514	$51,791

Funds under management
General fund	$23,560	$26,405	$5,930	$10,411	$3,703	$6,877	$76,886
Segregated funds	48,556	9,021	2,686	703	—	—	60,966
Mutual funds	—	1,464	1,079	—	—	—	2,543
Other managed funds	—	—	1,551	—	—	2,365	3,916

By geographic location

For the three months ended June 30, 2003	United States	Canada	Asia	Other	Total

Revenue
Premium income
Life and health insurance	$563	$692	$680	$86	$2,021
Annuities and pensions	330	222	25	—	577

Total premium income	$893	$914	$705	$86	$2,598
Investment income	477	576	121	12	1,186
Other revenue	251	71	40	10	372

Total revenue	$1,621	$1,561	$866	$108	$4,156

By segment

	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
For the three months ended June 30, 2002	Division	Division	Division	Division	Division	& Other	Total

Revenue
Premium income
Life and health insurance	$478	$640	$345	$354	$259	$—	$2,076
Annuities and pensions	391	177	24	—	—	—	592

Total premium income	$869	$817	$369	$354	$259	$—	$2,668
Investment income (loss)	397	371	86	(31)	48	53	924
Other revenue	252	67	29	7	10	6	371

Total revenue	$1,518	$1,255	$484	$330	$317	$59	$3,963

Interest expense	$2	$14	$11	$1	$1	$30	$59

Income (loss) before income taxes	$150	$125	$63	$47	$59	$(6)	$438
Income taxes	(39)	(30)	(2)	(19)	(19)	14	(95)

Net income	$111	$95	$61	$28	$40	$8	$343

Amortization of realized and unrealized net gains (losses)	$38	$12	$3	$(6)	$1	$53	$101

Segregated fund deposits	$3,631	$310	$242	$40	$—	$—	$4,223

As at June 30, 2002

Actuarial liabilities	$21,050	$18,189	$3,928	$9,680	$1,003	$109	$53,959

Funds under management
General fund	$24,694	$24,116	$5,567	$13,186	$3,985	$6,736	$78,284
Segregated funds	45,417	8,907	2,125	457	—	—	56,906
Mutual funds	—	1,288	601	—	—	—	1,889
Other managed funds	—	—	774	—	—	1,979	2,753

By geographic location

For the three months ended June 30, 2002	United States	Canada	Asia	Other	Total

Revenue
Premium income
Life and health insurance	$548	$650	$699	$179	$2,076
Annuities and pensions	391	177	24	—	592

Total premium income	$939	$827	$723	$179	$2,668
Investment income	412	446	55	11	924
Other revenue	258	67	38	8	371

Total revenue	$1,609	$1,340	$816	$198	$3,963

By segment

	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
For the six months ended June 30, 2003	Division	Division	Division	Division	Division	& Other	Total

Revenue
Premium income
Life and health insurance	$999	$1,291	$718	$665	$360	$—	$4,033
Annuities and pensions	879	477	49	—	—	—	1,405

Total premium income	$1,878	$1,768	$767	$665	$360	$—	$5,438
Investment income	893	893	163	68	115	139	2,271
Other revenue	487	135	61	12	25	13	733

Total revenue	$3,258	$2,796	$991	$745	$500	$152	$8,442

Interest expense	$8	$40	$21	$1	$2	$53	$125

Income (loss) before income taxes	$296	$281	$143	$62	$142	$(40)	$884
Income taxes	(78)	(64)	(7)	(12)	(34)	36	(159)

Net income (loss)	$218	$217	$136	$50	$108	$(4)	$725

Amortization of realized and unrealized net gains	$66	$84	$10	$8	$2	$73	$243

Segregated fund deposits	$7,031	$847	$485	$340	$—	$—	$8,703

By geographic location

For the six months ended June 30, 2003	United States	Canada	Asia	Other	Total

Revenue
Premium income
Life and health insurance	$1,141	$1,327	$1,383	$182	$4,033
Annuities and pensions	879	477	49	—	1,405

Total premium income	$2,020	$1,804	$1,432	$182	$5,438
Investment income	959	1,055	231	26	2,271
Other revenue	501	139	76	17	733

Total revenue	$3,480	$2,998	$1,739	$225	$8,442

By segment

	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
For the six months ended June 30, 2002	Division	Division	Division	Division	Division	& Other	Total

Revenue
Premium income
Life and health insurance	$975	$1,219	$658	$723	$460	$—	$4,035
Annuities and pensions	761	341	51	—	—	—	1,153

Total premium income	$1,736	$1,560	$709	$723	$460	$—	$5,188
Investment income	857	789	174	3	107	111	2,041
Other revenue	503	144	53	14	23	11	748

Total revenue	$3,096	$2,493	$936	$740	$590	$122	$7,977

Interest expense	$7	$27	$21	$2	$—	$56	$113

Income (loss) before income taxes	$311	$245	$117	$91	$122	$(31)	$855
Income taxes	(82)	(58)	(3)	(33)	(32)	30	(178)

Net income (loss)	$229	$187	$114	$58	$90	$(1)	$677

Amortization of realized and unrealized net gains (losses)	$65	$36	$11	$(6)	$2	$99	$207

Segregated fund deposits	$7,552	$685	$499	$373	$—	$—	$9,109

By geographic location

For the six months ended June 30, 2002	United States	Canada	Asia	Other	Total

Revenue
Premium income
Life and health insurance	$1,142	$1,241	$1,381	$271	$4,035
Annuities and pensions	761	341	51	—	1,153

Total premium income	$1,903	$1,582	$1,432	$271	$5,188
Investment income	900	935	177	29	2,041
Other revenue	514	144	71	19	748

Total revenue	$3,317	$2,661	$1,680	$319	$7,977

NOTE 6   Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from U.S. GAAP. The following is a summary of such material differences:

a)   Reconciliation of Canadian GAAP net income and equity to U.S. GAAP net income and equity:

	Net income		Equity

As at and for the six months ended June 30	2003	2002	2003	2002

Net income and equity determined in accordance with Canadian GAAP	$725	$677	$8,986	$8,716
Bonds	439	8	1,942	1,155
Mortgages	42	28	(20)	(73)
Stocks	(280)	(449)	76	932
Real estate	(52)	3	(812)	(764)
Actuarial liabilities	(528)	(450)	(6,336)	(6,215)
Deferred acquisition costs	443	439	7,055	6,495
Deferred revenue	(68)	(70)	(640)	(521)
Future income taxes	(2)	123	(197)	(170)
Derivative instruments and hedging activities	15	72	37	(10)
Other reconciling items	13	(24)	66	351
Reclassification of preferred shares	—	—	(344)	—

Net income and equity, excluding accumulated other comprehensive income, determined in accordance with U.S. GAAP	$747	$357	$9,813	$9,896

b)   Condensed consolidated balance sheets:

The significant valuation, income recognition and presentation differences between Canadian and U.S. GAAP impact the Consolidated Balance Sheets as follows:

As at June 30	2003		2002

	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Assets
Bonds	$42,264	$46,079	$46,183	$47,869
Mortgages	9,520	9,441	8,379	8,241
Stocks	6,724	6,312	6,835	6,079
Real estate	3,780	2,877	3,298	2,432
Policy loans	4,456	4,456	4,668	4,668
Cash and short-term investments	5,899	5,899	4,248	4,248
Other investments	1,222	1,078	1,031	1,104

Total invested assets	$73,865	$76,142	$74,642	$74,641

Other assets
Accrued investment income	$860	$860	$966	$966
Outstanding premiums	462	462	546	546
Deferred acquisition costs	—	6,586	—	6,275
Future income taxes(1)	12	—	287	—
Reinsurance deposits and amounts recoverable	—	1,550	—	1,662
Miscellaneous	1,687	1,898	1,843	2,147

Total other assets	$3,021	$11,356	$3,642	$11,596

	$76,886	$87,498	$78,284	$86,237
Segregated funds net assets(2)	—	60,966	—	56,906

Total assets	$76,886	$148,464	$78,284	$143,143

Segregated fund net assets(2)	$60,966	—	$56,906	—

Liabilities and equity
Actuarial liabilities	$51,791	$60,709	$53,959	$62,105
Other policy-related benefits	4,753	5,159	5,096	5,561
Future income taxes(1)	—	892	—	578
Deferred realized net gains	3,371	—	3,288	—
Banking deposits	1,889	1,889	1,315	1,315
Other liabilities	3,009	3,802	2,677	3,410

	$64,813	$72,451	$66,335	$72,969
Subordinated debt	1,352	1,352	1,400	1,400
Non-controlling interest in subsidiaries	1,054	1,061	1,070	1,087
Trust preferred securities issued by subsidiaries	681	681	763	763
Segregated funds net liabilities(2)	—	60,966	—	56,906
Preferred shares	344	344	—	—
Common shares and retained earnings	8,642	9,813	8,716	9,896
Accumulated effect of comprehensive income on equity	—	1,796	—	122

Total liabilities and equity	$76,886	$148,464	$78,284	$143,143

Segregated fund net liabilities(2)	$60,966	—	$56,906	—

(1)	U.S. GAAP terminology is deferred income taxes.

(2)	U.S. GAAP terminology is separate accounts.

c)   Condensed consolidated statements of operations

The significant valuation, income recognition and presentation differences between Canadian and U.S. would impact the Consolidated Statements of Operations as follows:

For the six months ended June 30	2003		2002

	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Revenue
Premium income	$5,438	$3,040	$5,188	$3,276
Fee income	—	951	—	927
Investment income	2,271	1,968	2,041	1,964
Realized investment gains (losses)	—	466	—	(258)
Other revenue	733	112	748	114

Total revenue	$8,442	$6,537	$7,977	$6,023

Policy benefits and expenses
Policyholder payments	$4,686	$3,165	$5,518	$3,526
Change in actuarial liabilities	731	692	(455)	338
General expenses	2,073	1,704	1,988	1,675
Non-controlling interest in subsidiaries	38	38	38	38
Trust preferred securities issued by subsidiaries	30	30	33	33

Total policy benefits and expenses	$7,558	$5,629	$7,122	$5,610

Income before income taxes	$884	$908	$855	$413
Income taxes	(159)	(161)	(178)	(56)

Net income	$725	$747	$677	$357

Weighted average number of common shares outstanding (in millions)		463		483
Weighted average number of diluted common shares outstanding (in millions)		466		486
Basic earnings per share		$1.61		$0.74
Diluted earnings per share		$1.60		$0.74

For the six months ended and as at June 30, 2003, comprehensive income and equity were $425 (2002 — $(756)) and $11,609 (2002 — $10,018), respectively. For the six months ended and as at June 30,2003, the pre-tax effect of unrealized gains and losses on available-for-sale stocks and bonds on comprehensive income and equity was $521 (2002 — $(866)) and $2,710 (2002 — $941), while other items, including deferred income taxes on the impact of the unrealized gains and losses totaled $(843) (2002 — $(247)) and $(914) (2002 — $(819)), respectively.

d)   Newly issued accounting pronouncements

Statement of Position 03-1 — Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts

In July, 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (SOP 03-1). SOP 03-1 provides guidance on a number of topics including separate account presentation, interests in separate account , gains and losses on the transfer of assets from the general account to a separate account, liability valuation, returns based on a contractually referenced pool of assets or index, accounting for contracts that contain death or other insurance benefit features, accounting for reinsurance and other similar contracts, accounting for annuitization guarantees, and sales inducements to contract holders.

SOP 03-1 will be effective for the Company’s financial statements on January 1, 2004. The Company is currently evaluating the impact of adopting SOP 03-1 on its consolidated financial statements.

Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity"

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS No. 150). SFAS No.150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. It requires that certain financial instruments be classified as liabilities on issuer balance sheets, including those instruments that are issued in shares and are mandatorily redeemable, those instruments that are not issued in shares but give the issuer an obligation to repurchase previously issued equity shares, and certain financial instruments that give the issuer the option of settling an obligation by issuing more equity shares. SFAS No. 150 is effective for all financial instruments issued into or modified after May 31, 2003. The adoption of SFAS No. 150 has resulted in the Company reclassifying its preferred shares out of shareholders’ equity, as the preferred shares are convertible into a variable number of common shares. Dividends paid on the preferred shares will be classified as interest expense.

FASB Interpretation 46 — Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51

In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” (FIN 46) which clarifies the consolidation accounting guidance in Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” (ARB No. 51) as it applies to certain entities in which equity investors which do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. This interpretation is effective for the Company on January 1, 2004. The Company is currently evaluating the impact of this pronouncement.

FASB Derivative Implementation Group SFAS No. 133 Implementation Issue No. 36 — “Embedded Derivatives: Bifurcation of a Debt Instrument that Incorporates Both Interest Rate Risk and Credit Rate Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Issuer of that Instrument” (“DIG B36”)

In April 2003, the FASB’s Derivative Implementation Group (DIG) released DIG B36, which addresses whether SFAS No. 133 requires bifurcation of a debt instrument into a debt host contract and an embedded derivative if the debt instrument incorporates both interest rate risk and credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. Under DIG B36, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index are examples of arrangements containing embedded derivatives requiring bifurcation. The effective date of the implementation guidance is October 1, 2003. The Company has determined that certain of its reinsurance agreements contain embedded derivatives requiring bifurcation. The Company has not yet determined the fair value of the embedded derivatives or completed its evaluation of the pronouncement.

SFAS No. 148 — Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123”, which is effective for fiscal years ending after December 31, 2002.

SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation which is an optional alternative method of accounting presented in SFAS No. 123, “Accounting for Stock Based Compensation.” The Company adopted the fair value provisions of SFAS No. 123 on January 1, 2003 and utilized the transition provisions described in SFAS No. 148, on a prospective basis. For the periods prior to January 1, 2003, Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” was applied. Had the Company applied the fair value recognition provisions of SFAS No. 123, to all stock-based employee compensation, net income for the six month period ended June 30, 2003 would have been reduced by $11 (2002 — $16). Basic and diluted earnings per common share for the six month period ended June 30, 2003 would have decreased by $0.02 (2002 — $0.03), respectively.

NOTE 7   Subsequent Event

On September 28, 2003, the Company announced that it had entered an agreement with John Hancock Financial Services, Inc. (“JHF”) under which JHF will merge with a newly-formed wholly-owned subsidiary of MFC. In conjunction with this transaction, MFC expects to issue approximately 337 million common shares, subject to adjustment. The transaction is expected to close in the second quarter of 2004 and is subject to customary closing conditions, including the approval of the shareholders of JHF and the receipt of applicable regulatory approvals.

On October 30, 2003, MFC received the acceptance from the Toronto Stock Exchange (the “Exchange”) of the company’s intention to make a normal course issuer bid to purchase up to 46 million common shares, representing approximately 9.9% of common shares issued and outstanding at that time. Purchases under the bid will be executed on the Exchange in the 12 months following the commencement of the bid on November 4, 2003. Transactions will be executed on the Exchange at prevailing market prices in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

NOTE 8   Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.